575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

May 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Form N-1A IndexIQ Active ETF Trust File Nos. 333-183489 and 811-22739

Dear Ladies and Gentlemen

On behalf of our client, IndexIQ Active ETF Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following seven separate series of exchange traded funds (each a “Fund” and collectively, the “Funds”):

•	IQ Long/Short Alpha ETF;
•	IQ Bear Large Cap U.S. ETF;
•	IQ Bear Small Cap U.S. ETF;
•	IQ Bear International ETF;
•	IQ Bear Emerging Markets ETF;
•	IQ Bull Large Cap U.S. ETF;
•	IQ Bull Small Cap U.S. ETF;
•	IQ Bull International ETF; and
•	IQ Bull Emerging Markets ETF.

Please be advised that the Trust is not pursuing the registration of offerings by the IQ Global Equity ETF, IQ Short Alpha ETF, IQ Bear Non-Financial U.S. Equity ETF and the IQ Bear Industry Leaders U.S. Equity ETF at this time and has omitted these Funds from the Amendment. The Trust is continuing to seek the registration of the Long/Short Alpha ETF and the remaining Bear ETFs listed above. Further, the Trust has added the new Bull ETFs listed above to the Registration Statement. Blacklined copies of the Amendment that have been marked to show changes to the initial filing of the Registration Statement are being sent to the

AUSTIN  CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

United States Securities and Exchange Commission May 10, 2013 Page 2

Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the Staff’s comment letter dated September 21, 2012 by Mr. John M. Ganley, Senior Counsel (“Comment Letter”), we have responded supplementally below and with the Amendment. In the following discussion, the headings and italicized comments below correspond to the headings and comments in the Comment Letter with the numbered responses corresponding to the comment numbers of the Comment Letter. Comment Letter comments 1 through 28 are specifically addressed below. General comments 29 through 35 are addressed elsewhere in this correspondence or will be addressed in subsequent pre-effective filings by the Trust. Page numbers referenced below are to the pages contained in the initial Registration Statement.

PROSPECTUS:

Summary Information—IQ Global Equity ETF

1.                  Please delete the ticker symbol from the Summary Information. See General Instruction C.3.(b) to Form N-lA (“Items 2 through 8 may not include disclosure other than that required or permitted by those Items.”).

Ticker symbols for all Funds have been removed from the Summary Information section.

Objective (Page 4)

2.                  Please delete from the Investment Objective the language “through purchases of global equity securities,” which relates to the investment strategy of the Fund. All other Funds should also delete strategy information from their investment objectives.

All language relating to investment strategy has been removed from the statement of Investment Objective of each Fund.

Fees and Expenses of the Fund (Page 4)

3.                  Disclosure on page 6 of the prospectus under the caption “Exchange-Traded Vehicle Risk” states that the Fund may invest in exchange-traded funds registered under the Investment Company Act of 1940 (“Investment Company Act”). Please consider including a line item in the fee table reflecting Acquired Fund Fees and Expenses (“AFFE”). See Instruction 3(f)(i) to Item 3 of Form N-lA. If the Fund will not provide an AFFE line item, please explain to us the basis for the Fund’s determination.

United States Securities and Exchange Commission May 10, 2013 Page 3

A line item for AFFE has been included in each Fund’s fee table.

Principal Investment Strategies (Page 5)

4.                  Rule 35d-l under the Investment Company Act provides that if a fund’s name suggests that the fund focuses its investments in a particular type of investment, the fund must adopt a policy to invest at least 80% of its assets in the type of investments suggested by the name. Inasmuch as the Fund’s name suggests that it will invest in equity securities, please disclose a Fund policy to invest at least 80% of its assets in equity securities. Similarly, for other Funds with names suggesting a particular type of investment (e.g., small cap, large cap, emerging markets), please disclose appropriate 80% policies.

The investment policies for each Fund have been modified to disclose the 80% policies that are consistent with Rule 35d-1 under the 1940 Act and the name of the Fund.

5.                  Please describe the types of equity securities in which the Fund may invest (e.g., common stock, preferred stock, options). Please also disclose the Fund’s strategy, if any, with respect to the market capitalization of the companies in which it may invest. This comment applies to all Funds.

The Principal Investment Strategies of all Funds have been revised to describe the types of equity securities in which each Fund may invest. For the IQ Long/Short Alpha ETF, IQ Bear Large Cap U.S. ETF, IQ Bear Small Cap U.S. ETF, IQ Bull Large Cap U.S. ETF and IQ Bull Small Cap US ETF, market capitalization limitations have been disclosed.

6.                  The last paragraph of this section states that normally the Fund will invest at least 40% of its assets in securities from “international markets.” Inasmuch as the term “international markets” may be construed to include the U.S. securities market and the securities of U.S. companies that trade on foreign markets, please revise the term “international markets” (e.g., foreign or non-U.S. securities).

This comment is no longer applicable because the Trust is no longer pursuing the registration of the IQ Global Equity ETF at this time.

7.                  The Fund’s description of its Principal Risks includes disclosure about the risks related to depositary receipts, emerging markets, and securities lending. Please include in this section the Fund’s principal investment strategy concerning depositary receipts, emerging markets and securities lending.

United States Securities and Exchange Commission May 10, 2013 Page 4

As appropriate for each Fund, disclosure has been added to the Principal Investment Strategy discussion concerning the investment in depositary receipts and emerging markets. For each Fund not engaged in short selling strategies, securities lending is viewed as a non-principal strategy, and the securities lending risk discussion has been removed from Principal Risks. Funds engaged in short selling strategies will not engage in securities lending activities, and the securities lending risks have been removed.

Summary Information- IQ Long/Short Alpha ETF

Fees and Expenses of the Fund (Page 8)

8.                  A Fund reflecting Acquired Fund Fees and Expenses in the fee table is permitted to include a footnote clarifying that the total annual fund operating expenses do not correlate to the expenses presented in the financial highlights. See Instruction 3(f)(vii) to Item 3 of Form N-1 A. The disclosure you present in footnote (b) to the fee table goes beyond that which is permitted or required. Please conform footnote (b) to the disclosure permitted by Instruction 3(f)(vii). See General Instruction C.3.(b) to Form N-lA (“Items 2 through 8 may not include disclosure other than that required or permitted by those Items.”) This comment applies to all other Funds with the same disclosure in footnote (b) to the fee table.

The footnotes to each Fund’s fee table have been conformed to the requirements of Item 3 of Form N-1A.

9.                  Please confirm to us that the Fund’s expenses include an estimate of dividends paid on short sales. See AICPA Audit and Accounting Guide: Investment Companies ¶7.101(j) (May 1, 2011). This comment applies to all other Funds utilizing short sales.

The Trust confirms that an estimate of dividends paid on short sales will be included in Other Expenses in the fee tables of all Funds engaged in short selling strategies. In addition, a line item for “Dividend, Interest and Brokerage Expenses on Short Positions” been added to all Funds’ fee tables under the caption “Other Expenses”.

Principal Investment Strategies (Page 9)

10.              The Fund’s investment objective states that the Fund will invest in “primarily U.S. listed equity securities.” Please include that information in the Fund’s principal investment strategy. In addition, please expand the discussion to provide a full discussion of the Fund’s principal investment strategy (e.g., market capitalization, foreign investments).

United States Securities and Exchange Commission May 10, 2013 Page 5

The suggested revisions have been made to the Fund’s objective and strategies disclosures.

11.              Please explain short selling and discuss the relative amount of long and short positions the Fund may have.

The suggested disclosures have been provided in the strategies disclosures for all Funds utilizing a short or long and short strategy.

12.              The first paragraph of this section uses the term “positive stock selection.” Please explain this term in plain English.

The suggested explanation has been provided.

13.              The second paragraph of this section states that the portfolio management team uses equity recommendations from a leading investment research firm. Please inform us whether the investment research firm will have an advisory agreement with the Fund pursuant to Section 15(a) of the Investment Company Act, and if not, please explain to us why an advisory agreement is not required.

This section has been revised to clarify the strategies used by the portfolio management team of the Advisor. Third-party research firms will no longer be used for any Fund’s strategy. Moreover, no other party will be rendering investment advice directly to the Fund or indirectly through the Advisor.

14.              The last paragraph of this section states that “[t]he research firm uses a combination of fundamental macro and sector research along with quantitative models to generate investment ideas.” Please revise this description of the approach of the Fund’s research firm in plain English avoiding the use of technical business terminology. See Rule 421(b) under the Securities Act of 1933 (advising issuers to”[a]void legal and highly technical terminology” in drafting prospectus disclosure).

This section has been revised since there will be no reliance on any third-party research firm by the Advisor’s portfolio management team. See response to comment 13 above. The strategy section has also been revised to reflect the plain English requirements of Rule 421(b) under the 1933 Act.

15.              The Fund’s description of its Principal Risks includes disclosure about the risks related to securities lending. Please ensure that the principal investment strategy section also

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includes the strategy concerning securities lending. This comment applies to all other Funds with similar disclosure about securities lending risk.

For each Fund, securities lending is viewed as a non-principal strategy, and the securities lending risk discussion has been removed from Principal Risks. See response to Comment 7 above.

Summary Information—IQ Short Alpha ETF

Principal Investment Strategies (Page 13)

16.              See Comments 10, 14, and 15 above.

This comment is no longer applicable because the Trust is no longer pursuing the registration of the IQ Short Alpha ETF at this time.

17.              Please explain any limits on the amount of short selling in which the Fund may engage.

Each Fund engaged in short selling strategies will do so to the fullest extent permitted by the 1940 Act unless otherwise further limited as described in the Fund’s Principal Investment Strategies. Consequently, an explanation has been added to each applicable Fund’s short sale strategy disclosure concerning the limitations on short selling activities caused by the Fund’s requirement to segregate assets or otherwise cover its exposure to short sales. Such a Fund discloses its obligation to establish a segregated account with its custodian with cash or liquid assets that, when added to amounts deposited with the Fund’s broker as margin, equal the daily market value of the short sales (but not less than the market price at which the short positions were established). Alternatively, such a Fund may cover its short positions with a corresponding long position in the same security or otherwise hold a call option on that security with a strike price no higher than the price at which the security was sold short. See Dreyfus Strategic Investing, Commission No-Action Letter (June 22, 1987).

Summary Information—IQ Bear Large Cap U.S. Equity ETF

Principal Investment Strategies (Page 17)

18.              The use of the term “Bear” in the Fund’s name suggests the Fund will employ a strategy in which the Fund would benefit when the market declines. Inasmuch as the Fund will have significant long positions, which may decline when the market declines,

United States Securities and Exchange Commission May 10, 2013 Page 7

please explain why the use of the term “Bear” in the Fund’s name is appropriate. This comment applies equally to any other Fund which includes the term “Bear” in its name.

For all Funds that include the term “Bear” in their name (“Bear Funds”), the Principal Investment Strategies disclosure has been clarified to indicate that the Bear Funds invest primarily in short positions.

19.              Please define the term “large cap.” Similarly, any Funds using terms such as “large cap” or “small cap” should define those terms.

Brief definitions have been added of the terms “large cap” or “small cap” when used in a Fund’s strategy discussion.

20.              The second paragraph of this section states that the minimum and maximum short exposures for the Fund are 0.625 and 1.250, respectively. Please explain in plain English what these exposures mean. This comment applies equally to any other Fund disclosing this range of short exposures.

The strategy discussions of the Bear Funds have been revised to reflect the Advisor’s present investment strategies. These strategies no longer utilize the short exposure ratios previously described in the initial Registration Statement.

21.              It is unclear how the factors identified under the heading “Market Trend Analysis” affect the Fund’s determination to increase or decrease long and short positions. Please revise the disclosure in plain English to explain how these factors will affect the manner in which the Fund invests. This comment applies equally to any other Fund presenting similar Market Trend Analysis disclosure.

The strategy discussions of the Bear Funds have been revised to reflect the Advisor’s present investment strategies. These strategies no longer utilize the “Market Trend Analysis” or the related factors previously described in the initial Registration Statement. The Bear Funds disclosure now describes how the Advisor, using a weighting analysis and a variety of described factors, determines the manner in which the Funds invest.

22.              Please revise the disclosure under the heading “Security Selection” to explain how the Fund determines which securities to purchase and how it determines which securities to short. This comment applies equally to any other Fund with similar Security Selection disclosure.

United States Securities and Exchange Commission May 10, 2013 Page 8

The strategy discussions of the Bear Funds have been revised to reflect the Advisor’s present investment strategies. These strategies no longer utilize the “Security Selection” process previously described in the initial Registration Statement. The Bear Funds disclosure now describes how the Advisor determines which securities and how much of them to short. Since the primary strategy of any Bear Fund is to invest in short positions, long position investing is considered to be a non-principal investment strategy.

Summary Information—IQ Bear Non-Financial U.S. Equity ETF

Investment Objective (Page 26)

23.              It appears that the investment objective of the IQ Bear Large Cap U.S. Equity ETF has been set forth here. Please revise the objective as appropriate.

The Trust is not pursuing the registration of an offering by the IQ Bear Non-Financial U.S. Equity ETF at this time.

Summary Information—IQ Bear International Equity ETF

Principal Investment Strategies (Page 37)

24.              This section states that the Fund normally invests at least 65% of its total assets in equity securities of non-U.S. companies. Please describe the countries in which the Fund will principally invest, including whether the Fund may invest in emerging market countries. Please describe the Fund’s strategy with respect to allocating its assets among countries.

The Principal Investment Strategies of the IQ Bear International ETF have been revised to include the descriptions suggested, including its allocation strategy. Please note that this Fund’s strategy now reflects a policy of investing at least 80% of its assets in the securities of U.S.-traded ETFs holding securities of issuers domiciled in Developed Markets, the securities of Developed Markets-domiciled issuers, or Financial Instruments offering economic exposure to the securities of such issuers. Developed Markets are generally the 22 foreign countries listed in the disclosure and none of which are considered emerging markets. Since all the principal countries of the Developed Markets are listed, the Trust does not want to include a statement of negative investment strategy to the effect that this Fund will not invest in emerging markets.1

1 Please note that the word “Equities” has been removed from the names of all of the Funds.

United States Securities and Exchange Commission May 10, 2013 Page 9

Summary Information—IQ Bear Emerging Markets Equity ETF

Principal Investment Strategies (Page 42)

25.              Please describe the countries in which the Fund will principally invest. Please describe the Fund’s strategy with respect to allocating its assets among countries.

The Principal Investment Strategies of the IQ Bear Emerging Markets ETF have been revised to include the descriptions suggested. Similar disclosure has been provided for the IQ Bear Emerging Markets ETF.

Principal Risks (Page 43)

26.              Please expand the discussion of the risks of investing in emerging market countries.

The emerging market countries risk has been expanded.

Privacy Policy (Page 60)

27.              Since the Privacy Policy is included in the prospectus, please delete the first sentence of this section.

The suggested deletion has been made.

STATEMENT OF ADDITIONAL INFORMATION:

Independent Trustees (Page B-6)

28.              Please revise the caption for the last column of the table, or add other disclosure, to reflect that the information concerning Other Directorships held by the Fund’s Trustees is presented for the past 5 years. See Item 17(b)(3)(ii) of Form N-lA.

The caption of the column heading has been revised to indicate that the information is presented for the last five years.

GENERAL COMMENTS

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

United States Securities and Exchange Commission May 10, 2013 Page 10

Presently, the Trust does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

The Advisor and the Trust, on behalf of the Funds, have received two separate orders for exemptive relief under the federal securities laws in order to allow the Funds to operate as described in the Registration Statement. The Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on September 9, 2011; an Amended and Restated Application on March 27, 2012; a Second Amended and Restated Application on July 6, 2012; a Third Amended and Restated Application on July 16, 2012 and a Fourth Amended and Restated Application on August 14, 2012 (File No. 812-13956). The requested relief was granted on September 10, 2012, see In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release No. 30166 (August 13, 2012) (notice) and Investment Company Act Release No. 30198 (September 10, 2012) (order).

In addition, the Advisor and the Trust, on behalf of the Funds, submitted an exemptive application on September 9, 2011; an Amended and Restated Application on March 6, 2012; an Amended and Restated Application on March 27, 2012, and a Second Amended and Restated Application for an Order on May 15, 2012 (File No. 812-13957). The requested relief was granted on August 3, 2012, see In the Matter of IndexIQ Advisors LLC, et al., Investment Company Act Release No. 30130 (July 9, 2012) (notice) and Investment Company Act Release No. 30161 (August 3, 2012) (order).

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the orders as granted.

The Trust and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in the Registration Statement.

Please be advised that the Trust is not seeking acceleration of the effectiveness of the Registration Statement at this time but will do so as soon as practicable after the Staff’s comments to the Registration Statement have been resolved.

United States Securities and Exchange Commission May 10, 2013 Page 11

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

cc (w/enclosures):	Mr. John M. Ganley, Senior Counsel Mr. Adam Patti Mr. David Fogel Mr. Gregory Xethalis